Exhibit (a)(1)(B)

KUSHCO HOLDINGS, INC.
FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE PARTICIPANTS

Subject:	KushCo Holdings, Inc. - Offer to Exchange Eligible Options for Replacement Options

To:	All Eligible Participants

Date:	July 31, 2020
IMPORTANT NEWS — PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THE OPTION EXCHANGE PROGRAM, YOU MUST TAKE ACTION BY 5:00 P.M. PACIFIC TIME ON FRIDAY, AUGUST 28, 2020.

We are pleased to announce that the option exchange program (the “Option Exchange Program” or “Exchange Offer”) begins today, July 31, 2020. As an eligible participant, we encourage you to carefully read the “Offer to Exchange Eligible Options for Replacement Options” as well as the other offering materials contained in the Schedule TO we are filing with the Securities and Exchange Commission today (collectively, the “Offering Materials”). These materials will help you to understand the risks and benefits of the Option Exchange Program and its terms and conditions.

The Exchange Offer will expire at 5:00 p.m. Pacific Time on Friday, August 28, 2020, or such later date as may apply if the Exchange Offer is extended.

If you wish to participate in the Exchange Offer, you must submit a completed and signed Notice of Election to Participate in the Option Exchange Program, the form of which will be provided to you by the Company via DocuSign (“DocuSign Delivery”). Please note that this is the Company’s preferred delivery method. If you are unable to use such DocuSign Delivery, you may send your completed and signed Eligible Options pursuant to the Exchange Offer (the form of which will also be provided to you by the Company via electronic mail) to the following contact: optionexchange@kushco.com. Delivery of your properly completed and signed Notice of Election to Participate in the Option Exchange Program must be made by scanning and attaching it as an electronic file (in PDF or other readable format) to an e-mail sent to the relevant contact (“Electronic Delivery”).

If you wish to withdraw a previously provided election to participate, you must submit a completed and signed Notice of Withdrawal the following contact: optionexchange@kushco.com. For it to be effective, we must receive the Notice of Election or Notice of Withdrawal by 5:00 p.m. Pacific time on Friday, August 28, 2020 (or such later date as may apply if the Exchange Offer is extended).

You can find more information on how to complete and deliver a Notice of Election or Notice of Withdrawal in the “Offer to Exchange” document, dated July 31, 2020, and other materials in the Tender Offer Statement on Schedule TO (collectively, the “Tender Offer Documents”). A summary of the stock options granted to you by the Company that are eligible for the Exchange Offer is attached to this email.

We also have attached the Tender Offer Documents to this email. You should read all of the Tender Offer Documents, especially the “Offer to Exchange” document, because they contain important information about the Exchange Offer including risks related thereto. Forms of the Notice of Election and Notice of Withdrawal also are attached to this email. We also have filed the Tender Offer Documents with the SEC, so you can access the documents free of charge on the SEC’s website at www.sec.gov.

Exhibit (a)(1)(B)
Although complete information regarding the details of, and instructions about how to participate in, the Exchange Offer is provided in the attached Tender Offer Documents, certain significant aspects of the Exchange Offer are summarized below.


Employees, including officers, and non-employee directors are eligible to participate in the Exchange Offer, and may exchange certain existing stock options with exercise prices greater than $0.01 per share granted to them under the KushCo Holdings, Inc. 2016 Stock Incentive Plan (the “Eligible Options”).


The Eligible Options that are submitted and accepted for exchange will be exchanged for new stock options with an exercise price equal to the closing price of our common stock on the Option Exchange Program’s closing date (“Replacement Options”) using the exchange ratios set forth below:

Range of Exercise Prices for Eligible Options	Exchange Ratio*
$0.01-$2.00	1
$2.01-$4.00	1.5
$4.01-$6.00	1.75
$6.01-$50.00	2

* The Exchange Ratio shows the number of Eligible Options that must be exchanged for you to receive one Replacement Option. The number of Replacement Options will be rounded up to the nearest whole share. The Exchange Ratio may be modified to reflect a material change to the fair market value of the Company’s common stock upon completion of the Exchange Offer which is expected to occur on Friday, August 28, 2020. We have used a Black-Scholes pricing model to determine the fair price or theoretical value of the Eligible Options. We have then applied the same exchange ratio to Eligible Options having substantially similar Black-Scholes values. The purpose of using the Black-Scholes pricing model is to treat, as nearly as practicable, all Eligible Options having substantially similar Black-Scholes values in a substantially similar manner.
  
The Replacement Options will have the same terms and conditions, including the vesting schedule, as your Eligible Options, with the exception of the new exercise price.

The Eligible Options that you choose not to surrender for exchange will remain outstanding on their pre-existing terms and conditions, including, without limitation, their exercise price, vesting schedule and expiration date.

The Company’s Vice President, Associate General Counsel, Amir Sadr, will be in charge of managing and administering the Option Exchange Program. If you have any questions about the Exchange Offer, please contact: amir.sadr@kushco.com.

The Board of Directors believes that your underwater stock options no longer effectively provide the long-term incentive and retention objectives for which they were intended, and that the Exchange Offer constitutes an important component in the Company’s strategy to retain, motivate and reward key service providers such as yourself.

Although the Board of Directors has approved the Exchange Offer, neither the Company nor the Board of Directors is making any recommendation as to whether or not you should participate in the Exchange Offer. Participation in the Exchange Offer carries risks and there is no guarantee that you will ultimately receive greater value from the Replacement Options if you elect to participate in the Exchange Offer than you would otherwise receive from your existing Eligible Options if you do not elect to participate. As a result, you must make your own decision regarding participation in the Exchange Offer. It is important that you carefully read all of the materials provided to you or to which we refer you; and the Company strongly recommends that you consult with your own legal, financial and tax advisor(s) in relation to any questions concerning the Exchange Offer, including any personal tax implications or otherwise.

Exhibit (a)(1)(B)
Finally, we would like to take this opportunity to acknowledge the Company’s appreciation of your service and commitment and to wish you, and the Company as a whole, continued success in our joint endeavors. In addition to the potential financial opportunity that this Option Exchange Program presents, we hope you will also see it as a further mark of the Company’s gratitude for your efforts.
Sincerely,

Nicholas Kovacevich
Chairman and Chief Executive Officer